

Corrected
February 12, 2014

Via E-mail
Alison Bauerlein
Chief Financial Officer
Inogen, Inc.
326 Bollay Drive
Goleta, California 93117

> **Re:** **Inogen, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 12, 2014**
> **File No. 333-192605**

Dear Ms. Bauerlein:

In connection with our review of your filing, we note responses 2, 3 and 4 in your letter to us dated February 11, 2014 and response 5 in your letter to us dated February 4, 2014. We are not making a determination at this time whether any selling stockholder is an underwriter as defined in the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ted Moskovitz at (202) 551-3689 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Martin J. Waters